FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Filing of the Annual Report on Form 20-F for fiscal year 2006 with the United States Securities and Exchange Commission (“SEC”).

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, June 26th, 2007

Number of pages: 1

INFORMATIVE NOTICE

Filing of 2006 Annual Report on Form 20-F

In accordance with the new requirement of the NYSE Listed Company Manual, Repsol YPF informs that it has filed its Annual Report Form 20-F for fiscal year 2006 with the United States Securities and Exchange Commission (“SEC”).

The document is also posted on the company’s website (www.repsolypf.com) in the “Shareholders and Investors” section. Hard copies of the document, which includes the company’s complete audited financial statements, may be obtained free of charge by shareholders upon request.

For a copy of the annual report, requests should be directed to:

Investor Relations

Paseo de la Castellana 278-280

28046 Madrid

Spain

Phone + 34 91 348 5548

inversores@repsolypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 26, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer